August 12, 2015

VIA EDGAR

Melissa Raminpour

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Norwegian Cruise Line Holdings Ltd.

Form 10-K for the Year Ended December 31, 2014

Filed February 27, 2015

File No. 001-35784

Dear Ms. Raminpour:

This letter sets forth the responses of Norwegian Cruise Line Holdings Ltd. (“Norwegian,” the “Company,” “we,” “us,” or “our”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 31, 2015 (the “Comment Letter”), regarding the above-referenced Form 10-K for the year ended December 31, 2014 (the “2014 Form 10-K”). For the convenience of the Staff, each of the Staff’s comments is restated in italics prior to the response to such comment.

Unless otherwise noted, all capitalized terms used herein have the same meaning as set forth in the 2014 Form 10-K and all page number references used herein refer to the page numbers in the 2014 Form 10-K.

Form 10-K for the Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 40

1. We note your disclosure that among other non-GAAP financial measures, you use Adjusted Net Revenue and Adjusted Net Yield to analyze your performance. Please revise to include a statement disclosing the reasons why management believes that presentation of these two non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations.

7665 Corporate Center Drive	Miami, Florida 33126	Tel. 305.436.4000

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Response:

As noted on page 43 of our 2014 Form 10-K, we have one item reconciling Net Revenue and Net Yield to Adjusted Net Revenue and Net Yield. As described in footnote 1 to the reconciliation table included on page 43 of our 2014 Form 10-K, this item relates to deferred revenue fair value adjustments made pursuant to business combination accounting rules associated with our Acquisition of Prestige. We believe that adjusting this amount provides greater transparency to investors on our core results of operations.

We disclosed the following paragraph on page 21 in the MD&A of our Form 10-Q for the quarter ended June 30, 2015 that we filed with the Commission on August 7, 2015 and we will include such disclosure in all future filings as well:

“In addition, Adjusted Net Revenue and Adjusted Net Yield, which excludes certain business combination accounting entries, are non-GAAP financial measures that we believe are useful as supplemental measures in evaluating the performance of our operating business and provide greater transparency into our results of operations. Adjusted Net Income and Adjusted EPS are non-GAAP financial measures that exclude certain charges and are used to supplement GAAP net income and EPS. We use Adjusted Net Income and Adjusted EPS as key performance measures of our earnings performance. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning, forecasting and analyzing future periods. These non-GAAP financial measures also facilitate management’s internal comparison to our historical performance. The charges excluded in the presentation of these non-GAAP financial measures may vary from period to period; accordingly, our presentation of Adjusted Net Revenue, Adjusted Net Yield, Adjusted Net Income and Adjusted EPS may not be indicative of future adjustments or results.”

Financial Statements

General

2. We note your disclosure on page 47 that your debt agreements impose restrictions on your subsidiaries’ ability to pay distributions to you which in turn affects your ability to pay dividends to your shareholders. In that regard, please tell us if the restrictions or the affected restricted net assets of the consolidated subsidiaries exceed 25 percent of consolidated net assets as of December 31, 2014. If so, please revise to include the condensed financial information of the parent company in Schedule I as set forth in Rule 5-04 of Regulation S-X.

Response:

We performed the calculation of the restrictions and the affected restricted net assets of the consolidated subsidiary as of December 31, 2014 and it did not exceed 25 percent of consolidated net assets; therefore, we did not provide Schedule I as set forth in Rule 5-04 of Regulation S-X, as it was not required.

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Note 2. Summary of Significant Accounting Policies

Goodwill and Tradenames, page F-9

3. You disclose on page F-9 that although each of your brands (Oceania, Regent and Norwegian) are considered separate operating segments, you have concluded they have similar economic characteristics, including similar margins and similar products and services, and therefore you have aggregated them into one reportable segment. We note the two newly acquired cruise line brands serve the “upper-premium” and “luxury” segments of the industry while the legacy Norwegian brand serves the “contemporary” customer segment. You also state during the 2014 fourth quarter earnings call that they have different appeals to different classes of customers or markets. Please explain to us why you believe the three brands have similar economic characteristics, meeting the criteria in ASC 280-10-50-11, and compare and contrast for us your operating segments relative to the areas listed in ASC 280-10-50-11a to e. Regarding any differences among your operating segments, please tell us why you determined that disaggregation was not warranted.

Response:

As background and in response to the Staff’s comment, we draw attention to the following disclosures that are included on page 8 and 9 of our 2014 Form 10-K as it relates to our legacy Norwegian brand and our two newly acquired cruise line brands, Oceania and Regent:

“We believe the complementary fleets of Norwegian and Prestige provide a diversified portfolio of cruise products that represent all significant segments of the cruise industry. The Norwegian brand caters to the contemporary and premium segments with modern, state-of-the-art ships, amenities, onboard experiences and our “Freestyle Cruising” offering. Oceania caters to the upper premium segment, while Regent caters to the luxury segment of the cruise industry. These complementary product offerings, along with the strengths and skill sets of personnel from each of the brands, provide numerous opportunities for cross-selling and cross-brand collaboration.”

“Diverse Selection of Premium Itineraries.   The combination of Norwegian and Prestige further diversifies our already broad range of premium itineraries. Norwegian’s existing mix of destinations is more consistent with the brands in the premium segment, and these itineraries typically attract higher Net Yields than Caribbean and Mexico sailings.”

It should be noted that, in the disclosures above, we make reference to “premium segments,” which we intend to refer broadly to all premium segments, including the upper premium product offered by Prestige.

ASC 280-10-50-11 permits aggregation of two or more operating segments into a single reportable segment if:

(I)	the segments have similar economic characteristics;
(II)	the segments are similar in all of the following areas:

a. the nature of the products and services

b. the nature of the production process

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c. the type or class of customer for their products and services

d. the methods used to distribute their products or provide their services

e. if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities; and

(III)	aggregation is consistent with the objective and basic principles of ASC 280-10.

We have considered the requirements of ASC 280 as follows:

With respect to requirement (I) above, based on our evaluation on a future performance perspective, we believe our three brands have similar economic characteristics.

In determining similar economic characteristics, ASC 280 refers to similar "long-term average gross margins." We believe additional economic factors can or should be used to determine whether two or more operating segments have similar economic characteristics if such measures are more relevant to the business and the industry. For example, key performance indicators or other measures used in the industry or by the chief operating decision maker may be more relevant than gross margins.

The Company and our competitors do not present gross margin information in their financial reporting results. We believe that analyzing operating income, Adjusted EBITDA and EBITDA data as a percentage of net revenues and excluding marketing, general and administrative costs substantially equates to gross margin information. We believe these two performance indicators, Adjusted EBITDA and operating income, which are similar for each of our brands, provide us with the best insight into the financial performance of each operating segment.

With respect to (II) above, we further analyze the qualitative factors below:

a)  The nature of the products and services:

The nature of the products sold and services delivered by all brands is essentially the same, and any differences are ultimately due to how the services are packaged. Our brands do differentiate themselves from each other for marketing purposes and have different interior designs and décor of public areas and cabins, which may also reflect the perceived character and history of each brand. The quality of the product offerings is differentiated, even within ships of the same brand. For example, on some of the ships, the Norwegian brand offers the Haven which offers suite accommodations as well as studio accommodations for solo travelers. However, the core vessel architecture, deck layouts and technical specifications are similar across brands. The brands are in the same business of providing cruise vacations, for which ticket prices are either all inclusive and/or include cabin accommodations, meals, entertainment and onboard facilities and activities. The brands offer guests a common set of products and services, whether all inclusive or separately charged, from which we generate onboard revenue, the most significant sources of which are beverage sales, casino operations, gift shop purchases, spa services, photo services and other similar items. All the brands also have a peak season during the summer months.

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b)  The nature of the production processes:

The nature of the production processes required to generate cruises is the same across all of our brands. Our ships are managed and operated in a similar manner. There are no specific brand maintenance requirements. Maintenance and other operational requirements vary by ship due to the age, size, and class of ship. All our brands have ships of varying age, size and class.

Back-office processes are centrally shared in various departments including accounting, financial reporting, legal, human resources, treasury/cash management and information technology. Moreover, senior management of various departments such as passenger services, destination and port operations, and shipboard operations is held accountable for their respective operating areas, which encompass all brands.

c)  The type or class of customer for their products and services:

Our customers are typically consumers who desire to take a vacation to a variety of different destinations, with a convenience and value proposition that is very attractive when compared to alternative land-based vacations. The largest percentage of guests for all our brands comes from the North American and Western European markets. The breadth of cruise experiences we are able to offer on our modern cruise ships means that an individual voyage will appeal to a range of customers. The various options and price points across all our brands and ships allow for our guests to consider multiple brands and ships before choosing a cruise vacation. For example, a guest can select an ocean view stateroom on one brand at a similar price point to a balcony stateroom on another brand. Furthermore, our brands sail overlapping itineraries and visit many of the same ports. The overlap occurs primarily because there are a finite number of global ports accessible to cruise ships which provide commercially attractive destinations during the Northern and Southern hemispheres’ cruising seasons.

We identify our brands as either contemporary, upper premium or luxury; however, these are very broad classifications. The cruise industry generally labels brands as contemporary, premium and luxury, which are typically based on the duration of the cruise, size of the ship and related prices. The Norwegian brand is identified by contemporary and premium and we believe that premium includes upper premium which is how we identify the Oceania brand.

The brands offer similar amenities. Guests are generally able to enjoy the full scope of activities offered on our ships. The vast majority of our ships in all our brands are designed to appeal to a variety of guest desires and price points through suite, balcony, ocean view and interior staterooms and by offering a wide array of amenities including swimming pools, sun decks, spa facilities, gaming facilities, lounges, bars, a wide variety of dining options, retail shopping, and shore excursions at each port of call.

d)  The methods used to distribute their products or provide their services:

Our sales across all our brands are primarily achieved through travel agents and through direct channels to our guests. Our brands use various media channels including print, television and co-operative advertising with travel agents and direct marketing through mailings and the Internet to attract both first-time and experienced cruisers.

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e)  If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities:

All of our cruise ships are subject to the same international, national, state and local laws, regulations and treaties in force in the jurisdictions in which they operate. Each ship also belongs to a national ship registry, which imposes similar regulations and periodic inspection requirements. Moreover, the International Maritime Organization establishes requirements for all the Company’s ships covering the safety design and operation of ships and marine pollution conventions.

Finally, with respect to the requirement in (III) above, given the brand similarities we believe that aggregating our operating segments as a single reportable segment is consistent with the objective and basic principles of ASC 280-10, which is to provide users of financial statements with sufficient information about an entity’s financial performance to make more informed judgments about the financial condition of the enterprise as a whole.

We will continue to monitor the appropriateness of aggregating our operating segments into one reportable segment. If the facts and circumstances change, we will re-evaluate our segment reporting disclosures.

Note 3. Goodwill and Intangible Assets, page F-11

4. We note you have goodwill and intangible assets included in one line item on the face of your balance sheet. As goodwill and intangible assets, net each exceed five percent of total assets, please revise to separately present these amounts on your balance sheet. Refer to Rule 5-02(15) of Regulation S-X.

Response:

In our Form 10-Q for the quarter ended June 30, 2015 that we filed with the Commission on August 7, 2015, we revised our December 31, 2014 consolidated balance sheet to present goodwill and intangible assets separately as presented below. We will continue to separately present goodwill and intangible assets in our future Form 10-Q and Form 10-K filings.

December 31, 2014
Assets
Current assets:
Cash and cash equivalents	$84,824
Accounts receivable, net	32,432
Inventories	56,555
Prepaid expenses and other assets	109,924
Total current assets	283,735
Property and equipment, net	8,623,773
Goodwill	1,388,931
Intangible assets	994,997
Other long-term assets	281,641
Total assets	$11,573,077

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Note 11. Income Taxes, page F-25

5. Please revise to disclose the components of income (loss) before income tax expense (benefit) as either foreign or domestic. See Rule 4-08(h) of Regulation S-X.

Response:

In footnote 11, Income Taxes, on page F-25 of the Consolidated Financial Statements included in our 2014 Form 10-K, we stated the following: “We are incorporated in Bermuda. Under current Bermuda law, we are not subject to tax on income or capital gains.” Following this paragraph, in future filings, we will disclose that all of our net income before income tax benefit (expense) is from foreign operations.

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As requested in the Comment Letter, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments. If you have any questions regarding the Company’s responses, please contact either me at (305) 436-4098 or David Sprechman, Senior Vice President and Chief Accounting Officer at (305) 468-2409.

Respectfully submitted,

By:	/s/ Wendy A. Beck
Name:	Wendy A. Beck
Title:	Executive Vice President and Chief Financial Officer

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cc:	Frank J. Del Rio, President and Chief Executive Officer

Daniel S. Farkas, Esq., Senior Vice President and General Counsel

David Sprechman, Senior Vice President and Chief Accounting Officer

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